24-10094

ORIGINAL

04034421

OMB Number: 3235-0286
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OMB APPROVAL

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

American Motors Corporation /CA
(Exact name of issuer as specified in its charter)

California
(State or other jurisdiction of incorporation or organization)

190 Sierra Court B-11 #103, Palmdale, California 93550 (661) 538-9580
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Ronnie J. Simon, 190 Sierra Court B-11 #103, Palmdale, California 93550 (661) 538-9580
(Name, address, including zip code, and telephone number, including area code, of agent for service)

3711
(Primary Standard Industrial Classification Code Number)

91-1986991
(I.R.S. Employer Identification Number)

PROCESSED
JUL 19 2004
THOMSON FINANCIAL
B

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(A) THE ISSUER'S DIRECTORS;
Ronnie J. Simon
190 Sierra Court B-11 #103
Palmdale, CA 93550

(b) the issuer's officers;
Ronnie J. Simon, President, Treasure, & Secretary
190 Sierra Court B-11 #103
Palmdale, CA 93550

(c) the issuer's general partners;
N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;
Ronnie J. Simon
190 Sierra Court B-11 #103
Palmdale, CA 93550

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;
N/A

(f) promoters of the issuer;
N/A

(g) affiliates of the issuer;
N/A

(h) counsel to the issuer with respect to the proposed offering;
N/A

(i) each underwriter with respect to the proposed offering;
N/A

(j) the underwriter's directors;
N/A

(k) the underwriter's officers;
N/A

(l) the underwriter's general partners; and
N/A

(m) counsel to the underwriter.
N/A

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.
None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.
N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.
The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.
N/A

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.
N/A

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.
Securities will be offered to buyers in the State of California by issuer.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;
American Motors Corporation

(2) the title and amount of securities issued;
Issued common stock 1,754 shares

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;
$10 per share for a total of $17,540

(4) the names and identities of the persons to whom the securities were issued.
Ronnie J. Simon, President

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

American Motors Corporation
Issued 1,754 shares of common stock
at $10 per share for a total of $17,540
to Ronnie J. Simon, President

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Rule 506 of Regulation D adopted by the Securities and Exchange Commission under the Securities Act of 1933 was relied upon for exemption from registration.

There are no more than 35 purchasers of securities from the issuer in any offering under § 230.506.

Each purchaser is an accredited investor.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Issuer is contemplating a public offering at some time over the next 2 years to raise Operating Capital and to encourage a market for the Company's stock.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

N/A

(2) To stabilize the market for any of the securities to be offered;

N/A

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

N/A

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.
N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.
No publications were used prior to the filing of this notification.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palmdale, State of California, on July 14, 2004.

(Issuer) American Motors Corporation

By (Signature and Title) ______________________

Ronnie J. Simon, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)

____

Ronnie J. Simon President, Chief Executive Officer, & Chief Financial Officer

(Selling security holder) N/A

(Date) 07/14/2004

American Motors Corporation

Type of securities offered: Class A Common Stock
Maximum number of securities offered: 500,000
Minimum number of securities offered: N/A
Price per security: $10
Total proceeds: If maximum sold: $5,000,000 **If minimum sold:** N/A

Is a commissioned selling agent selling the securities in this offering?	**[ ] Yes [X] No**
If yes, what percent is commission of price to public? N/A	
Is there other compensation to selling agent(s)?	**[ ] Yes [X] No**
Is there a finder's fee or similar payment to any person?	**[ ] Yes [X] No (See Question No. 22)**
Is there an escrow of proceeds until minimum is obtained?	**[ ] Yes [X] No (See Question No. 26)**
Is this offering limited to members of a special group, such as employees of the Company or individuals?	**[ ] Yes [X] No (See Question No. 25)**
Is transfer of the securities restricted?	**[ ] Yes [X] No (See Question No. 25)**

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[X] Is in the development stage.
[ ] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):

This offering has been registered for offer and sale in the following states:

State	*File No.*	*Effective Date*
California		08/09/2004

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 40 pages.

THE COMPANY

1. Exact corporate name: American Motors Corporation
State and date of incorporation: California, July 12, 1999
Street address of principal office: 190 Sierra Court B-11 #103, Palmdale, California 93550
Company Telephone Number: (661) 538-9580
Fiscal year: December 31
(month) (day)
Person(s) to contact at Company with respect to offering:
Ronnie J. Simon
Telephone Number (if different from above): ( )____________________

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) Development Stage Company

The Company's proposed future operations are subject to numerous risks associated with establishing new businesses, including, but not limited to, unforeseeable expenses, delays and complications, uncertainty as to market acceptance of the Company's products, as well as specific risks of the industry in which the Company competes. There can be no assurance that the Company will be able to market any product on a commercial scale, achieve profitable operations or remain in business.

Future products are aimed at the Hydrogen Fuel Cell vehicle market, which is still in its infancy and may never achieve commercial prominence.

Our limited operating history makes it difficult for us to accurately forecast revenue and appropriately plan our expenses. We have incurred operating losses in the past and may incur significant operating losses in the future.

In addition, we do not have experience manufacturing our potential products in large quantities. In the event of significant demand for our potential products, large-scale production might prove more difficult or costly than we anticipate and lead to quality control issues and production delays.

(2) Need For Additional Financing

We Have Significant Future Capital Requirements in Connection With our Product Development Initiatives and Production Capability
Our product development initiatives will require significant capital to fund development activities and capital expenditures.

We will also require significant capital expenditures to build up our production capabilities.
In order to make commercial quantities of products at our facilities, we will be required to make significant capital expenditures to develop capacity.

We will require additional capital to continue to fund our operations. If we do not obtain additional capital, we may be required to substantially limit our operations.
Our business does not presently generate the cash needed to finance our current and anticipated operations. Based on our current operating plan and budgeted cash requirements, we believe that, after this offering, we will be able to fund our operations for at least the next twelve months. We will require additional capital to continue to fund our operations in future periods. We expect that we will need to seek additional funding through public or private financings, including equity financings, and through other arrangements, including collaborative arrangements. Poor financial results, unanticipated expenses or unanticipated opportunities could require additional financing sooner than we expect. Such financing may be unavailable when we need it or may not be available on acceptable terms. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our existing stockholders may be reduced, and these securities may have rights superior to those of our common stock. If adequate funds are not available to satisfy either short-term or long-term capital requirements, or if planned revenues are not generated, we may be required to limit our operations substantially. These

limitations of operations may include reductions in capital expenditures and reductions in staff and discretionary costs.

We expect some of our potential products to have long sales cycles, which may cause us to expend resources without an acceptable financial return and which makes it difficult to plan our expenses and forecast our revenues.

(3) Our Plan To Develop Relationships With Strategic Partners May Not Be Successful.

As part of our business strategy, we plan to develop relationships and entered into agreements with strategic partners, to produce, market and distribute products, as well as conduct research and development of technologies and products. For these efforts to be successful, we must identify partners whose competencies complement ours. We must also successfully enter into agreements with them on terms attractive to us, and integrate and coordinate their resources and capabilities with our own. We may be unsuccessful in entering into agreements with acceptable partners or negotiating favorable terms in these agreements. Also, we may be unsuccessful in integrating the resources or capabilities of these partners. In addition, our strategic partners may prove difficult to work with or less skilled than we originally expected. If we are unsuccessful in our collaborative efforts, our ability to develop and market products could be severely limited.

Participation in industry Joint Ventures, Partnerships, and other collaborative relationships is critical to the success of our business.

(4) The Failure To Compete Successfully Could Harm Our Business.

We expect to face competitive pressures from a variety of companies in each of our target markets. Most of our present and potential competitors have or may have substantially greater research and product development capabilities, financial, scientific, marketing, manufacturing and human resources, name recognition and experience than we have.

Our future growth will suffer if we do not achieve sufficient market acceptance of our potential products.

We may not be able to manufacture products at competitive prices.

If we are unable to timely develop new and enhanced products that achieve market acceptance, our operating results and competitive position could be harmed.

We are entering new markets, and if we fail to accurately predict growth in these new markets, we may suffer substantial losses.
New markets change rapidly and we cannot assure you that they will grow or that we will be able to accurately forecast market demand, or lack thereof, in time to respond appropriately. Our investment of resources to develop products for these markets may either be insufficient to meet actual demand or result in expenses that are excessive in light of actual sales volumes. Failure to predict growth and demand accurately in new markets may cause us to suffer substantial losses.

If we fail to effectively manage our growth, our business could suffer.
Our inability to effectively manage growth in our operations may prevent us from successfully expanding our business.

(5) Significant Influence Of Principal Shareholder

Upon completion of the Offering, the Company's principal shareholder, Ronnie J. Simon, will beneficially own over 50% of the outstanding shares of Common Stock of the Company and, therefore, will have the power to significantly influence the management and policies of the Company. He would be able to control or significantly influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other extraordinary transactions. He may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

The concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We may use the proceeds of this offering in ways with which you may disagree or in a manner that does not yield a significant, or any, return for our shareholders.

Our management's broad discretion in the use of proceeds from this offering may result in application of the net proceeds in a manner not favored by investors.

Presently, we intend to use the proceeds from our sale of common stock in this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the proceeds to expand our business through strategic alliances. We have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. As a result, investors in this offering will be relying on management's judgment with only limited information about its specific intentions regarding the use of proceeds.

(6) We May Become Involved in Intellectual Property or Patent Infringement Claims, Which Could Result In Substantial Costs And Liability And Prevent Us From Commercializing Our Potential Products.

The automotive industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. Although we are not currently a party to legal action alleging our infringement of third-party intellectual property rights, in the future we may receive letters from various industry participants alleging infringement of patents, trade secrets or other intellectual property rights. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Third parties may claim that our potential products or related technologies infringe their patents. Any patent infringement claims brought against us may cause us to incur significant expenses, divert the attention of our management and key personnel from other business concerns and, if successfully asserted against us, require us to pay substantial damages. In addition, as a result of a patent infringement suit, we may be forced to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a patent covering a third party's intellectual property unless that party grants us rights to use its intellectual property. We may be unable to obtain these rights on terms acceptable to us, if at all.

We may be unable to obtain effective intellectual property protection for our potential products and technology.

Our intellectual property, or any intellectual property that we have or may acquire, license or develop in the future, may not provide meaningful competitive advantages. Our patents and patent applications, including those we license, may be challenged by competitors, and the rights granted under such patents or patent applications may not provide meaningful proprietary protection.

(7) Potential Product Liability

The Company's business will expose it to potential product liability risks which are inherent in the manufacturing, marketing and sale of automobile and automotive components. In particular, there may be substantial warranty and liability risks associated with critical safety components of the Company's products. If available, product liability insurance generally is expensive.
There can be no assurance that we will be able to obtain or maintain such insurance on acceptable terms.

In the event of a successful claim against the Company, a lack or insufficiency of insurance coverage could have a material adverse effect on the Company's business and operations.

Service actions or recall campaigns could be costly and hurt sales by creating a negative perception of our vehicles among consumers.
Product quality significantly influences the consumer's decision to purchase passenger cars and commercial vehicles. Component parts or assembly defects could require us to undertake service actions or recall campaigns. These actions or campaigns could require us to expend considerable resources in correcting these problems and could influence purchasing decisions of potential purchasers of our vehicles, thereby negatively affecting our future sales, profitability and cash flows.

We could be exposed to significant product liability claims that could be time-consuming and costly and impair our ability to obtain and maintain insurance coverage.
We may be subject to product liability claims if any of our potential products are alleged to be defective or harmful. Product liability claims or other claims related to our potential products, regardless of their outcome, could require us to spend significant time and money in litigation, divert our management's time and attention from other business concerns, require us to pay significant damages, harm our reputation or hinder acceptance of our potential products. Any successful product liability claim may prevent us from obtaining adequate product liability insurance in the future on commercially reasonable terms. Any inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could impair our ability to commercialize our potential products.

(8) An Active Market For Our Common Stock May Never Develop, And You May Be Unable To Sell Your Shares At An Attractive Price Or At All.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering. New stockholders will incur substantial and immediate dilution as a result of this offering. The initial offering price is expected to be substantially higher than the book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur substantial and immediate dilution.

(9) Anti-Takeover Effects Of Unissued Preferred Stock

The Company's Board of Directors has the authority to issue shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. However, the Company has no present plans to issue shares of Preferred Stock.

(10) Special Note Regarding Forward-Looking Statements

This Offering Circular, and particularly in the sections entitled "Risk Factors," "Business And Properties," "Use Of Proceeds," and "Management's Discussion And Analysis Of Certain Relevant Factors" contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this Offering Circular. We qualify all of our forward-looking statements by these cautionary statements.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

American Motors Corporation (referred to herein as "American Motors", "AMC", the "Company", "we", "our" or "us") plans to design, manufacture, and/or market vehicles primarily in North America. We and our subsidiaries will also engage in other businesses, including media, energy, space, and logistics systems & services.

Who We Are
American Motors Corporation ("AMC") is a 21st Century Transportation Company committed to providing Safe, Effective, and Available Transportation Solutions.

Purpose
Our purpose is to provide the transportation solutions that will enable our Customers to achieve their full potential, while providing a fair and reasonable return to our Shareholders.

Strategic Missions & Mission Statements
Our initial focus is the Automotive Industry because of it's potential for significant growth and revenues. Entry into the current automotive market will prepare us for a significant role in the emerging Hydrogen("H2") Economy/Alternative Fuels market. Logistics systems and services will grow while supporting our automotive industry efforts and by developing external customers along the way. These businesses will provide the resources for the development of the technologies and capabilities to enter and grow the Space transportation business, which represent the largest long-term opportunity.
As we grow and operate our transportation businesses, access to certain resources is essential to our success. These include energy and media. Because control of these resources in many areas are limited to a very few, and because we will operate in new areas (alternative fuels, space) where availability is limited, it is important that we have the ability to provide needed resources from within the American Motors companies. Our Media & Energy Groups are meant to give us this capability.
The company envisions the following operating groups and missions:

Media Enterprises –Information Production & Distribution, Communications
The Media Group's mission is to be a leader in the creation, promotion and distribution of information, communications, and entertainment by delivering superior customer care and quality products. To build and sustain a global media company with operations that support and provide the following to the rest of the American Motors family of companies:

- Fair and open Access to the Media
- Capability within the organization for communications, production, & distribution of information, news, and training.
- Cost synergies for advertising, and production of content.

Energy Production & Distribution
The Energy Group's mission is to create value through the production, conversion, delivery and sale of energy and energy services. To build and sustain a global energy company with operations capable of supporting and providing the following to the rest of the American Motors family of companies:

- Assure Access to Energy
- Provide Capability within the organization, Alternative energy, Space
- Cost synergies, Internal energy requirements, Research & Development of Alternative Fuels

Automotive Industry
AMC is the 21st Century automotive company dedicated to applying technology to produce smarter ways to meet the world's automotive needs.
The Automotive Group's mission is to provide the foundation for building the enterprise by achieving positions as a significant competitor in the current automotive market and a leader in the emerging automotive markets.

Logistics Systems & Services
The Logistics Group's mission is to be a leading global provider of transportation and logistics services by creating logistic solutions that help our customers operate at peak efficiency. Managing the flow of goods, funds, and information, and being a leading provider of transportation, information, international trade support and supply chain services.

Space Transportation Systems & Services
The Space Group's mission is to provide safe, reliable fast, efficient, cost effective space transportation systems and services that will enable our customers to achieve there full potential.

We believe that "The Sky's **not** the limit!"

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Key Business Strategies

American Motors' strategy has two basic elements. First we intend to win back American automobile market share from the foreign automotive companies. Second, we plan to become the leader in the new market for H2 fueled vehicles. These goals will be accomplished by using Smart Public Policy, Strategic Partnerships, 21st Century Techniques & Technologies, and good old fashioned American Ingenuity.

Smart Public Policy

Transportation and the transportation industry have played significant roles in the history of humankind as well as the history of nations. For this reason, transportation has historically been the subject of much public policy attention, support, and control. For good reasons, national public policy and the transportation industry have always been connected. Some examples include the support for exploration of the "New World" by the then European powers in the 1700s, the support of cross country railroad & highways as well as the exploration of space by the United States government. Recognition of the importance, impact, and need for alignment with national public policy is key to our success.

Public Interest
We will conduct our business in a socially responsible and ethical manner. Because we believe serving the public interest is in the best interests of our shareholders, we take pride in working to improve our communities.

We pledge to be a good corporate citizen in all the places we operate. We respect the law, support universal human rights, protect the environment, and benefit the communities where we work.

Compliance
We will maintain the highest ethical standards, obey all applicable laws and regulations, and respect local and national cultures.

We will develop strategies that are aligned with public policy in areas including the following:

- Fuel economy
- Environment
- H2 Economy
- Safety
- American Competition
- American Jobs and Leadership

Strategic Partnerships

We plan to develop strategic partnerships that will create cost and capital efficiencies and reduce time to market. Partnerships will include the following areas:

- Marketing & Distribution
- Suppliers
- Research & Development
- Federal, State, & Local governments

21st Century Techniques

Operational Excellence

Strategic Planning
Strategic planning will be an ongoing process and carry an intense customer focus. The strategic plan will drive decisions and actions. Employees at all levels will understand and be able to articulate the company's mission its vision for the future, and its overall strategic direction.

People
We will strive to create an environment where trust, teamwork, mutual respect, open communications, and a high degree of employment security are hallmarks of the employee/company relationship. We want our employees to be very pleased with the company and proud to be a part of it.

Product Development
Product requirements will be derived from customer needs. With involvement from all functions in the organization, Product will be developed in significantly shorter time periods, and meet these requirements with minimum warranty costs. Internal and external suppliers will be involved and an active part of the development process.

Process Control & Quality
Planning and control process will be effectively used company wide, from top to bottom. Documented, standardized best practices and continuous improvement will be a way of life for employees and suppliers. Improved quality, reduced costs, and increased velocity will contribute to a competitive advantage.

Flexible Organization

Strategic flexibility

Strategic flexibility will allow the company to change its corporate direction according to environmental conditions. This flexible strategy model will help us manage a portfolio of products best suited to the market, the corporate direction and the core capabilities of the business. The strategy is translated into organizational objectives and performance targets and change is communicated in a timely manner to the rest of the corporation and partners. Measurements for the success of the strategy are based on a financial, customer, learning, and business excellence scorecard. As business conditions change, corporate strategy and goals are refined, then driven down and monitored at operational levels.

Operational flexibility

Operational flexibility, or how efficiently and effectively work is done, will allow the company to support the execution of strategy changes. To achieve operational flexibility, we will modularize processes into pieces of work that can be executed and reconfigured as required by changes in the market or in customer demand. In an operational flexibility model, work is defined in measurable process segments with clear boundaries, interfaces, inputs and outputs. Roles and responsibilities are clearly defined as well, and success is measured with key performance indicators (KPIs) that tie back directly to the strategic direction and process outputs.

Organizational flexibility

Flexible, pre-designed and pre-developed Organizational, Management, and Information systems, structures and infrastructures will allow for fast grow without loss of control. Organizational flexibility will allow the company to utilize human capital to its fullest potential while meeting strategic objectives. An organizational flexibility model defines the organizational structure and roles to best execute business processes. Teams are formed and disbanded according to changing process and project needs, utilizing corporate and partner human capital as needed – or ad hoc – and the teams ' success in executing business processes are measured. Knowledge is maintained for reuse, skills are managed as business needs evolve and change is communicated across the value chain in a timely, effective manner.

Technological flexibility

Technological flexibility will facilitate the integration of processes, teams, and associated strategic performance measures. An integrated IS environment will serve as a foundation for solution development and operation that adapts as the business infrastructure changes.

Strategy, process, organization and metric definitions are captured, modularized, formalized and refined as business conditions change. Teams and processes share integrated information, and process knowledge is captured for reuse as work is done. Technology and interfaces are standardized to increase speed, and the use of a common infrastructure improves communication across the value chain – thereby enabling the reallocation of resources and reducing complexity. Technology will be monitored constantly to optimize its performance.

Start Lean, Stay Lean

AMC is planned and structured from the beginning as a lean organization. This fact gives us an enormous advantage over companies trying to remake their organizations in the face of existing structural and cultural barriers. Lean" refers to a series of continuous improvement concepts:

Elimination of non-value-added activities (waste)
Focus on continuous improvement
Continuously strive to cut cycle times
Prevent defects; aim for perfect quality
Focus on the customer; be responsive

21st Century Technologies

Virtual Design and Engineering
We will invest in technology that will allow us to develop entire vehicles virtually, which become the basis for complete virtual validations, i.e., crash test and other vehicle safety and performance simulations, significantly reducing the need for costly physical prototypes. Anticipated benefits include a significant reduction in both development time and cost via a process which facilitates faster and more innovative design.

Computer software will be used to create a digital master car model that can be used to develop a full family of vehicles. Other software running concurrently will allow for total integration of vehicle design and manufacturing information. It will also enable us to efficiently manage all vehicle-related information - linking common standards, processes, applications and methodology. Virtual Manufacturing

We will use "virtual manufacturing" which is the use of computers for the design, analysis and prove out of the product design and manufacturing processes before any physical products are constructed. Digital computers with powerful application software will be used to define the product geometry, test the product, design the process steps, analyze and simulate manufacturing operations, simulate the ergonomics, and develop control code for the automation.

Product Concept and Design
Starting in the design office, where new model vehicles are conceived, digital tools will be used to model vehicle shapes. Sketching tools will emulate paper, pen and paint. Photo-realistic modelers will give the designer an almost true to life view of the new model. Vehicle component design can be done entirely in computer aided design ("CAD"). Digital assembly of the vehicle can insure that the parts will fit and function together.

Manufacturing Tool Design and Development
While the parts are being designed the virtual design and simulation of the die process for the stamped panel is also done. The 3D CAD model of panel is used for the stamping manufacturing process. With the process feasibility established, computer based die design can define the stamping tools for making the panels.

Standard parts and steels are used from the CAD library. Existing die designs can also be reused. The finished design will be inspected and adjusted in 3D CAD environment before build begins.

Assembly
We will use CAD for the design of assembly tools. We will also use digital tools to design and simulate our plants. Assembly systems, manual workstations, conveyors, piping, and safety work envelopes will be maintained within a CAD facility layout of the entire plant. Because our product, process, and resource models will be contained within the same CAD environment, we will be able to generate the control code used to program our automation from process and resource models.

Timing

To successfully compete in the automobile industry requires a certain scale, minimum resources and capability. To achieve the correct size and capability while maintaining Capital efficiency, and maximizing shareholder value, we have developed a two stage approach. Our plans call for a first stage that seeks only the capital required to complete product plans and to build the core organizational infrastructure that is needed to support the planned rapid growth. With those pieces and a detailed plan (including product plans) in place, we will be in a position to attract the additional operating capital required in a way that maximizes shareholder value. Our plan calls for the following steps:

Raise Organizing Capital - Regulation A offering
Initial Staffing
Complete Product Plans
Build Infrastructure
Public Offering to Raise Operating Capital and encourage market for stock
Major Operations

We currently anticipate that the first steps can be sufficiently completed to allow for raising operating capital with a likely public offering in one to two years.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Automotive Industry Overview

The automotive industry is a competitive, cyclical business that has a wide variety of product offerings. The worldwide automotive industry consists of many producers, with no single dominant producer. Certain manufacturers, however, account for the major percentage of total sales within particular countries, especially their countries of origin.

The annual worldwide light vehicle sales totaled approximately 58.5 million units in 2003. The American market, which is the largest, accounted for approximately 16.9 million units or about 29% of worldwide sales. Automobile sales are affected by a number of factors including:

- social, political and economic conditions,
- the introduction of new vehicles and technologies,
- the cost of purchasing and operating automobiles, and
- the availability and cost of credit and fuel.

These factors can cause consumer demand to vary substantially from year to year in different geographic markets and for individual categories of automobiles.

Vehicle manufacturer market share is influenced by how products compare based on many factors, including price, quality, styling, reliability, safety, and functionality. Share is also affected by timing of new model introductions, manufacturing capacity limitations, and the ability to satisfy changing consumer preferences with respect to type or size of vehicle, as well as design and performance characteristics.

Vehicle manufacturers have a high proportion of costs that are fixed (including relatively fixed labor costs), and small changes in unit sales volumes can significantly affect overall profitability. Manufacturers typically have given price discounts and other marketing incentives to purchasers to maintain production levels and market shares.

The automotive industry is affected significantly by government regulation aimed at reducing harmful effects on the environment, enhancing vehicle safety and improving fuel economy. Many governments also regulate local content and impose tariffs and other trade barriers and price or exchange controls as a means of creating jobs, protecting domestic producers or influencing their balance of payments. Changes in regulatory requirements and other government-imposed restrictions can limit an automaker's operations.

In the automotive business, there are retail sales fluctuations of a seasonal nature, and production varies from month to month. The changeover period related to the annual new model introduction has traditionally occurred in the third quarter of each year. Production is typically lower during the third quarter due to these annual product changeovers and the fact that annual plant shutdowns are planned during this time to facilitate product changes.

Trends

The Automotive industry and markets have changed substantially over the last couple of decades.

Original Equipment Manufacturers ("OEMs") Role
Many automakers are continuing to reduce their reliance on their own internal captive component operations and are moving towards a competitive sourcing process for automotive parts. As a result, independent suppliers are becoming a more important part of the automotive parts industry and many captive suppliers no longer sell their products exclusively to their parent company. A key indication of this trend was the spin-off of the internal component groups by the two largest automakers, Delphi from GM in 1999 and Visteon from Ford in 2000.

Suppliers are increasingly providing more vehicle components as less are done internally. Twenty years ago, the OEMs, the car companies, built nearly 80 percent of a car. Today, it's about 15 to 30 percent with the remainder being outsourced to suppliers.

Suppliers are becoming increasingly involved in vehicle design and assembly processes as automakers source more fully-engineered, integrated systems and modules. Some are building complete vehicles for automakers. Magna Steyr's Graz plant builds the Jeep Grand Cherokee and Mercedes-Benz M-Class sport-utility vehicles for DaimlerChrysler. The plant will begin building the X3 sport-utility for Bayerische Motoren Werke AG beginning in 2004 and a convertible for General Motors Corp.'s Saab AB affiliate

Horizontal Agreements
Horizontal Agreements among competitors in the auto industry have become the rule rather than the exception.
Alliances are increasingly commonplace. In the auto industry, General Motors has a production joint venture with Toyota, and Ford shares a number of joint products with Mazda and Nissan. In addition,

virtually all major motor vehicle producers have additional joint ventures and alliances with other producers in Europe, in South America, and elsewhere overseas.

Joint Ventures and other alliances between the major automakers greatly reduce the cost, time, and risk required to bring a vehicle to market. When Honda wanted to enter the American market for SUVs they purchased & applied their nameplate to fully assembled SUVs made by SIA (a joint venture of Subaru and Isuzu). If you are GM and you need a new six-cylinder engine you can purchase complete engines with a proven design and record from Honda. When Toyota wanted to build a manufacturing capability in America they entered into a joint venture with GM. When GM and Toyota wanted to test the market for a CUV, they combined GM's design with Toyota's development and production capability and used the proven Corolla as a base to start from.

Large Retailers
Over the last several years there has been a trend towards consolidation of automobile retailers which has created large dealers. According to Ward's MegaDealer 100, the top 100 dealers accounted for 2,512,032 new vehicle sales in 2003. This represents approximately 15% of the new vehicle sales in the United States. The largest dealer, AutoNation, alone sold 414,765 new vehicles and had total revenues of about $19.3 billion.

Technology
Today's design and manufacturing systems, based on digital models, have transformed the automobile industry. Accuracy and repeatability have been enhanced to a degree unachievable in the old craft tradition. The digital model and the analytical tools it enabled have improved productivity and time to market. Sketching tools emulate paper, pen and paint. Photo-realistic modelers give the designer an almost true to life view of the new model. Vehicle component design is today done entirely in CAD, computer aided design.

Excess Capacity
According to one automotive research firm, in 2003, the automotive industry's estimated global production capacity of about 65 million units for light vehicles, significantly exceeded actual global production of about 53 million units cars and trucks. Excess capacity was an estimated 14% and 17% respectively, in North America and Europe in 2003, the two regions where the majority of revenue and profits are earned in the industry. This condition is expected to continue for many years.

"The Hydrogen Economy"
The United State government has stated a major public policy direction and initiated several programs and plans to create the so called "Hydrogen Economy":

In his State of the Union address, President Bush announced a $1.2 billion hydrogen initiative to reverse America 's growing dependence on foreign oil and reduce greenhouse gas emissions. The President urged the development of commercially viable hydrogen fuels and technologies for cars, trucks, homes, and businesses.
With a new national commitment, our scientists and engineers will overcome obstacles ...so that the first car driven by a child born today could be powered by hydrogen, and pollution-free. Join me in this important innovation to make our air significantly cleaner, and our country much less dependent on foreign sources of energy.
— President Bush,,
State of the Union Address,
January 28,2003

In submitting his budget request for fiscal year 2004,Energy Secretary Spencer Abraham responded to the President 's call by outlining a key role for the U.S. Department of Energy in coordinating this multi-faceted technology development effort:

Government coordination of this huge undertaking will help resolve one of the difficulties associated with the development of a commercially viable hydrogen fuel-cell vehicle: Which comes first, the vehicle or the infrastructure of manufacturing plants, distribution and storage networks, and the convenient service stations needed to support it? [The Department will work with all stakeholders] to develop both the vehicle and the infrastructure in parallel —and by so doing, advance a commercialization decision by 15 years, from 2030 to 2015.

— Energy Secretary Abraham,,
2004 DOE Budget Submission
February 3,2003

According to the Department Of Energy ("DOE"):

The long-term transition of vehicles from gasoline to hydrogen is critical to reducing the U.S. economy's dependence on foreign oil and the environmental impact of the personal transportation sector. The development of breakthrough technologies that do not currently exist will enable mass production of affordable hydrogen-powered fuel cell vehicles as well as the hydrogen-fueling infrastructure. The FreedomCAR and Fuel Initiative was created to facilitate that transition.

Hydrogen and fuel cells have the potential to solve several major challenges facing America today: dependence on petroleum imports, poor air quality, and greenhouse gas emissions. The Hydrogen, Fuel Cells & Infrastructure Technologies Program is working with partners to accelerate the development and successful market introduction of these technologies.

Market Segment

AMC plans to design, manufacture, and/or market vehicles primarily in the United States and North America.

Competition

Competitors

AMC's principal competitors in passenger cars and trucks in the United States and Canada include General Motors Corporation (GM), Ford Motor Company, DaimlerChrysler Corporation, Toyota Corporation (Toyota), Nissan Motor Corporation, Ltd., Honda Motor Company, Ltd., Mazda Motor Corporation, Mitsubishi Motors Corporation, Volkswagen A.G. (Volkswagen), Hyundai Motor Company, Ltd. (Hyundai), and Bayerische Motoren Werke AG (BMW). All but Volkswagen and Hyundai currently operate vehicle manufacturing facilities in the United States or Canada. Toyota and GM operate the New United Motor Manufacturing, Inc. facility in Fremont, California as a joint venture which currently builds passenger cars and light-duty trucks. Suzuki and GM operate CAMI Automotive Inc. in Ingersoll, Ontario as a joint venture which currently builds light-duty trucks.

Size and Financial Strength of Competitors

The majority of our competitors and potential competitors have longer operating histories, greater name recognition, complementary product offerings, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us.

The following are estimated new vehicle sales and market share based on information from wardsauto.com:

	2003 United States Sales	% Market Share
GM	4,716,039	28.35
Ford	3,437,692	20.67
American Companies Total	**8,153,731**	**49.02**
DamilerChrysler	2,346,372	14.11
Toyota	1,866,314	11.22
Honda	1,349,847	8.11
Nissan	794,784	4.78
Hyundai	396,613	2.38
Volkswagen	389,107	2.34
BMW	276,869	1.66
Mazda	258,851	1.56
Mitsubishi	257,452	1.55
Kia	237,133	1.43
Subaru	186,020	1.12
Suzuki	58,438	0.35
Isuzu	34,706	0.21
Porsche	28,418	0.17
Foreign Companies Total	**8,480,924**	**50.98**
Total Light Vehicles	**16,634,655**	

AMC's Competitive Effectiveness

Trends in the automotive industry, identified above, open the way for new entrants. The barriers to entry for a new automaker are greatly reduced by increased supplier involvement in vehicle design, production of parts, and assembly processes, as well as the ability to participate in industry joint ventures & alliances. Today an automaker can bring a vehicle to market without the need to design and produce every part internally. There is not even a requirement to build an assembly plant. Parts, modules, subassemblies, and complete vehicles are purchased from other automakers or Tier 1 suppliers. We intend to take advantage of these trends along with the industry described "Excess Manufacturing Capacity".

AMC plans to create competitive advantage with Strategic Partnering, and Marketing/Distribution Innovations that can improve the customer experience while allowing us to take advantage of new technologies.

We also see an advantage in being an American company, without the baggage of our large competitors, that can use the same methods that have allowed foreign companies to take American Market Share.

New Market Opportunities

We plan to:

Leverage technologies to create new products and pursue new market opportunities.

Focus on new market opportunities created by the need for alternative fuels and the Hydrogen Economy.

Take advantage of the lessened competition in the new markets.

Low Cost structure
We will focus on creating and maintaining a low cost structure. We expect to have a lower cost structure than most of our competitors.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Marketing Strategies

AMC plans to penetrate current market by creating competitive advantages through a combination of the following:

- Innovations in Marketing and Distribution
- Levering our anticipated lower cost structure
- Strategic Partnerships
- Targeting customers with incentives or mandates
- Aligning with Public Policy
- Building Brand equity

New Market
AMC plans to be a significant player in the developing new market by creating competitive advantages using the following:

- Leadership
- Technology
- Targeting early adopters and customers with incentives or mandates
- Aligning with Public Policy

The timing and size of the results of this effort which will be necessary in order for the Company to be profitable can not be determined until the product plans have been completed. A key goal of the planning is to achieve profitability in the current automobile market in the first year.

We expect that substantially all automotive-related products will be marketed through retail dealers and distributors. Dealers will also supply warranty service and parts.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 07/01/2004 $0
(a recent date)
As of 07/01/2003 $0
(one year earlier)
The company is in the product development stage for vehicles and is not currently producing products for which it maintains a backlog.

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.
N/A

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.
N/A

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.
Prior to this offering, the company was in the product development and planning stage and has limited the number of employees in keeping with it's lean and virtual organization strategies. There is presently one permanent employee. The company plans to use part of the proceeds from this offering to staff the organization for the next stage. We anticipate hiring up to 50 employees within the next 12 months. Key positions to be filled include the following:

Chief Executive Officer (CEO)
- Overall responsibility for achieving organization's mission.

Chief Operating Officer (COO)
- Product Marketing
- Product Development
- Production
- Sales

Chief Financial Officer (CFO)
- Internal Audit
- Financial Planning & Reporting

Chief Communications Officer (CCO)
- External Communications (Two way)
  - Customers
  - Shareholders
  - Public Policy Entities
  - Stakeholders
  - Channels
  - Suppliers
- Marketing
  - Company Message delivery

Chief Information Officer (CIO)
- Information Systems

Chief Knowledge Officer (CKO)
- Knowledge Systems

Chief Counsel (CC)
- Compliance
- Human Resource/Personnel
- Intellectual Property
- Litigation Management

Employees will be eligible under a Stock Incentive Plan that has been approved by the Board of Directors and shareholders.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.
N/A

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

We expect to own, or hold licenses to use, numerous patents, copyrights and trademarks. Our policy will be to protect our competitive position by, among other methods, filing U.S. and international patent applications to protect technology and improvements that we consider important to the development of our business. We anticipate generating a large number of patents related to the operation of our business and expect our portfolio to continue to grow as we actively pursue additional technological innovation. In addition to this intellectual property, we will rely on our proprietary knowledge and ongoing technological innovation to develop and maintain our competitive position. We believe these patents, patent applications and know-how, in the aggregate, will be important to the conduct of our business, but we do not expect that any will individually be considered material to our business.

We also expect to own numerous trademarks and service marks that will contribute to the identity and recognition of our company and its products and services. Certain of these marks are integral to the conduct of our business, the loss of which could have a material adverse effect on our business.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

A number of governmental standards and regulations relating to safety, corporate average fuel economy ("CAFE"), emissions control, noise control, damageability, and theft prevention are applicable to new motor vehicles, engines, and equipment manufactured for sale in the United States Europe and elsewhere. In addition, manufacturing and assembly facilities in the United States, Europe and elsewhere are subject to stringent standards regulating air emissions, water discharges, and the handling and disposal of hazardous substances. Such facilities in the United States and Europe also are subject to comprehensive national, regional, and/or local permit programs with respect to such matters.

Safety

The National Traffic and Motor Vehicle Safety Act of 1966 (the "Safety Act") regulates motor vehicles and motor vehicle equipment in the United States in two primary ways. First, the Safety Act prohibits the sale in the United States of any new vehicle or equipment that does not conform to applicable motor vehicle safety standards established by the National Highway Traffic Safety Administration (the "Safety Administration"). Second, the Safety Act requires that defects related to motor vehicle safety be remedied through safety recall campaigns. A manufacturer also is obligated to recall vehicles if it determines that they do not comply with a safety standard. Should we or the Safety Administration determine that either a safety defect or a noncompliance exists with respect to certain of our vehicles, the costs of such recall campaigns could be substantial.

The Transportation Recall Enhancement, Accountability, and Documentation Act (the "TREAD Act") was signed into law in November 2000. The TREAD Act mandates that the Safety Administration establish several new regulations including reporting requirements for motor vehicle manufacturers on foreign recalls and certain information received by the manufacturer that may assist the agency in the identification of safety defects.

Corporate Average Fuel Economy ("CAFE")
Under federal law, vehicles must meet minimum corporate average fuel economy ("CAFE") standards set by the Safety Administration. A manufacturer is subject to potentially substantial civil penalties if it fails to meet the CAFE standard in any model year, after taking into account all available credits for the preceding three model years and expected credits for the three succeeding model years.

Emissions Control
Both the U.S. Federal and California governments currently impose emission control requirements on motor vehicles sold in their respective jurisdictions. These requirements include pre-production testing of vehicles, testing of vehicles after assembly, the imposition of emission defect and performance warranties, and the obligation to recall and repair customer-owned vehicles determined to be non-compliant with emissions requirements.
Both the U.S. Environmental Protection Agency (EPA) and the California Air Resources Board (CARB) continue to place great emphasis on compliance testing of customer-owned vehicles. Failure to comply with the emission standards or defective emission control systems or components discovered during such testing, or discovered during government required defect reporting, can lead to substantial costs related to emissions recalls. New CARB and Federal requirements will increase the time and mileage periods over which manufacturers are responsible for a vehicle's emission performance.

The Federal Clean Air Act imposes limits on the amount of regulated pollutants that lawfully may be emitted by new motor vehicles and engines produced for sale in the United States. Currently, most light duty vehicles sold in the United States must comply with these standards for 10 years or 100,000 miles, whichever first occurs.

Under the Clean Air Act, the EPA and CARB can require manufacturers to recall and repair non-conforming vehicles. The EPA, through its testing of production vehicles, also can halt the shipment of non-conforming vehicles. We may be required to recall, or may voluntarily recall, vehicles for such purposes in the future. The costs of related repairs or inspections associated with such recalls, or the cost of a stop-shipment order, could be substantial.

California requires that a specified percentage of cars and certain light-duty trucks be zero emission vehicles (ZEVs), such as electric vehicles or hydrogen fuel cell vehicles. This requirement starts at 10% in model year 2003 and increases in future years. Manufacturers have the option of meeting a portion of this requirement with partial ZEV credits, which are vehicles that meet very stringent emission standards and have extended emission system warranties. An additional portion of the ZEV requirement can be met with vehicles that meet these partial ZEV requirements and incorporate advanced technology, such as a hybrid electric propulsion system meeting specified criteria. Currently California is in the process of further amending its ZEV regulations, including delaying its start date until 2005.

The Clean Air Act permits states that have areas with air quality problems to adopt the California car and truck emission standards in lieu of the federal requirements, and four states (New York, Massachusetts, Maine and Vermont) have done so.

Environmental
We expect to have production facilities that will be subject to various laws relating to the protection of the environment including laws regulating air emissions, water discharges, waste management, and environmental cleanup. In the United States, the Federal Clean Air Act requires the EPA to identify "hazardous air pollutants" from various industries and promulgate rules restricting their emission. The EPA has issued proposed or final rules for a variety of industrial categories, several of which would regulate emissions from potential future production operations, including engine testing, automobile surface coating and iron casting. The cost of complying with these requirements could be substantial.

Noise Control
Passenger cars and light-duty trucks are subject to state and local motor vehicle noise regulations.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.
N/A

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

The company recently underwent a 250 to 1 stock split in preparation for and in anticipation of this offering.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.
Event or Expected manner of Date or number of months Milestone occurrence or method of after receipt of proceeds achievement when should be accomplished
To determine the key steps and timing of profitability will require completion of our product plans. The following is based on our current plans and is subject to change when the product plans are completed. The milestones which in management's opinion the Company must reach in order for the Company to become profitable are:

(1) Raise Organizing Capital - Regulation A offering
(2) Initial Staffing
(3) Complete Product Plans
(4) Build Infrastructure
(5) Public Offering to Raise Operating Capital and encourage market for stock
(6) Major Operations

We currently anticipate that the first steps can be sufficiently completed to allow for raising operating capital with a likely public offering in one to two years. Major operations would begin at that time.

We plan to enter the current market for automobiles and parts. Our success is depends in large part on our ability enter into certain strategic partnerships, to get pass some existing anti-competitive barriers, and to participate in existing industry joint ventures and partnerships. If we are successful we may become profitable within 18 months. Barring successful entry into the current market for automobiles and parts, we expect to become profitable in the new markets within 2 years of starting major operations.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)
N/A - No calculations are shown because earnings are nominal.

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.
N/A.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.
$7,804 as of 12/31/2003

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.
Prior to this offering the Company was in the development stage and had not begun significant operations.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)
On 07/30/2004, 1,754 shares of Common Stock were sold to Ronnie J. Simon, President. The sale was for cash and the price was $10 per share.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)
If the maximum is sold: 14.8 %
If the minimum is sold: N/A

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)
If the maximum is sold: $35,000,000 *
If the minimum is sold: N/A

*** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0 .**

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)
Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	**If Maximum Sold Amount %**
Total Proceeds	N/A	$5,000,000 **100%**
Less: Offering Expenses		
Commissions & Finders Fees		
Legal & Accounting		
Copying & Advertising	N/A	1%
Other (Specify):	N/A	5%
Processing fees		
Postage		
Net Proceeds from Offering		$4,700,000
Use of Net Proceeds		
Operating Capital	N/A	40%
Capital Investments	N/A	30%
Research & Development	N/A	20%
Legal	N/A	10%
Total Use of Net Proceeds	N/A	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

1. Operating Capital
2. Capital Investments
3. Research & Development
4. Legal

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.
N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.
N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.
N/A

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:
N/A

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.
The Company does not anticipate having within the next 12 months any cash flow or liquidity problems and is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.
The Company expects that the proceeds from this offering will satisfy the Company's cash requirements for the next 12 months. Opportunities that may emerge may require inventory and or other financing in the normal course of business.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

Amount Outstanding

	As of:	**As Adjusted**	
	12/31/2003	**Minimum**	**Maximum**
Debt:			
Short-term debt (average interest rate ___%)	$635	$________	$635
Long-term debt (average interest rate ___%)	$0	$________	$0
Total debt	$635	$________	$635
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
________________________________	N/A	N/A	N/A
________________________________	$________	$________	$________
________________________________	$________	$________	$________
Common stock — par or stated value	$102,377	$________	$________
Additional paid in capital	$________	$________	$________
Retained earnings (deficit)	$(76,893)	$________	$________
Total stockholders equity (deficit)	$7,805	$________	$________
Total Capitalization	$7,805	$________	$________
________________________________	$________	$________	$________

Number of preferred shares authorized to be outstanding:

Class of Preferred	**Number of Shares Authorized**	**Par Value Per Share**
____________	1,000,000	$ 0.001
____________	____________	$________
____________	____________	$________

Number of common shares authorized: 5,000,000 **shares. Par or stated value per share, if any: $** 0.02

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 500,000 **shares.**

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:

____

[ ]
Other:____

15. These securities have:
Yes No
[X] [ ] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify):

____

Explain:
16. Are the securities convertible? [ ] Yes [X] No

If so, state conversion price or formula.
Date when conversion becomes effective: ____ /____ /____
Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities:
N/A
(1) What is the interest rate?________%
If interest rate is variable or multiple rates, describe:

____

(2) What is the maturity date?____ /____ /____
If serial maturity dates, describe:

____

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe:

____

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices:

____

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: ____________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.
How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________
How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________
How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.
N/A

	Last Fiscal Year Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings" = "Fixed Charges"	________	________	________
If no earnings show "Fixed Charges" only	________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: N/A
Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:
N/A

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): N/A

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: N/A

Name: ____________________ **Name:** ____________________
Address: ____________________ **Address:** ____________________

Telephone No.: ( )________________ **Telephone No.: ( )**________________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular.

Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:
Name: Ronnie J. Simon
Address: 190 Sierra Court B-11 #103
Palmdale, CA 93550
Telephone No.: (661) 538-9580

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:
N/A

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[ ] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:
N/A

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised: N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[ ] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:
N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President, Chairman
Name: Ronnie J. Simon **Age:** 49
Office Street Address: **Telephone No.:** (661) 538-9580
190 Sierra Court B-11 #103, Palmdale, CA 93550
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

PROFESSIONAL SUMMARY:
Founded and successfully managed a consulting, software development, and services company. Over 25 years of systems analysis, design & development, coding, testing & implementation of computer software. Experience includes Manufacturing, Distribution, & Retail Industries, and a full range of applications including Warehousing, Sales Order Processing, Point of Sale, Accounting(AR, Inventory, GL, Fixed Assets), & Manufacturing (MRP, Production Control, Costing, Bill of Material).

PRESENT:
President
American Motors Corporation
Founder and CEO. Responsible for planning, organizing, directing, and controlling the establishment and growth of the company.

1998 to 2003:
MIS MANAGER
NPTest/Schlumberger
Semiconductor Solutions
Responsible for business software development, implementation and custom development for the MAPICS ERP package for an Electronics Manufacturing company. Applications included MRP and Supply Chain Management, Product Data Management, Inventory, Warehouse Automation, and International Financial Management.

1991 to 1998:
PRESIDENT
Business Life Cycle Products, Inc.
Founder and COO of systems integration, software development and consulting firm. Contracted with IBM to provide Territory Agent support to San Fernando Valley customers including AS/400 hardware/software sales.
Various consulting assignments. Designed and developed custom software using RPG/400, Cobol, C++, & C. Designed, developed, and coded client server software packages.

Education (degrees, schools, and dates):
California State University, Dominguez Hills
Business Administration

Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:
Proceeds from this offering will be used to staff this and other key positions with well qualified and experienced persons.

Mr. Simon is acting in the President and Chief Executive Officer roles only until these positions can be filled. The Chairman serves at the pleasure of the Board of Directors and is expected to require less full time.

30. Chief Operating Officer: Title:

Name: ______________________________ Age:

Office Street Address: Telephone No.: ( ) ______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:
Proceeds from this offering will be used to staff this position with a well-qualified and experienced person.

31. Chief Financial Officer:

Title: ______________________________
Name: ______________________________ Age:

Office Street Address: Telephone No.: ( )______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:
Proceeds from this offering will be used to staff this position with a well-qualified and experienced person.

32. Other Key Personnel:
(A) Name: ______________________________ Age:

Title: ______________________________
Office Street Address: Telephone No.: ( ) ______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: ______________________________ Age:

Title: ______________________________
Office Street Address: Telephone No.: ( ) ______________

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):
Also a Director of the Company [ ] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. Number of Directors: 1 **If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:**
Unfilled Director seats are expected to be filled over the next year. Completion of Product Plans, Organizational Infrastructure, and staffing of key executive positions should allow the Company to recruit the level and quality of Directors desired.

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: ______________________________ **Age:** ______________
Title: ______________________________
Office Street Address: Telephone No.: ( ) ______________
____
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

(B) Name: ______________________________ **Age:** ______________
Title: ______________________________
Office Street Address: Telephone No.: ( ) ______________
____
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Education (degrees, schools, and dates):

(C) Name: ______________________________ **Age:** ______________
Title: ______________________________
Office Street Address: Telephone No.: ( ) ______________
____
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[ ] Yes [X] No Explain:
Prior to this offering, the company was in the product development and planning stage and has limited the number of employees in keeping with it's lean and virtual organization strategies. The company plans to use part of the proceeds from this offering to staff the organization for the next stage.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.
N/A

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describethe circumstances, including relevant dates.
N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.
N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.
N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.
N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the *common and preferred stock presently outstanding) starting with the largest common stockholder. Include* separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if *conversion has occurred. Indicate by footnote if the price paid was for a* consideration other than cash and the nature of any such consideration.

Class of Shares	**Average Price Per Share**	**No. of Shares Now Held**	**% of Total**	**No. of Shares After Offering if All Securities Sold**	**% of Total**
Name: Common					
Ronnie J. Simon	$0.023*	2,500,000	83.3	2,500,000	71.4

*Calculated after 250 to 1 stock split, actual average price per share paid was $5.88 for 10,000 shares.
Assumes all options exercised.

Office Street Address:
190 Sierra Court B-11
#103
Palmdale, CA 93550
Telephone No. (661) 538-9580
Principal occupation: N/A

38. Number of shares beneficially owned by Officers and Directors as a group:
Before offering: 2,750,000 **shares (** 91.7 **% of total outstanding)**
Assumes all options exercised, and that Officers and Directors hold 50% of the shares from exercised options.

After offering: a) Assuming minimum securities sold: _______ shares (______ % of total outstanding)
N/A
b) Assuming maximum securities sold: 2,750,000 **shares (** 78.6 **% of total outstanding)**
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.
N/A

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.
N/A

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.
Ronnie J. Simon has guaranteed approx. $10,000 of the Company's debt.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0	$ 0
Chief Operating Officer	$0	$ 0
Chief Accounting Officer	$0	$ 0
Key Personnel:		
______________________	$0	$ 0
Others:		
______________________	$0	$ 0
Total:	$0	$ 0
Directors as a group (number of persons 1**)**	$0	$ 0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:
Remuneration is expected to change as these positions are filled by well qualified persons.

(c) If any employment agreements exist or are contemplated, describe:
The Company expects to negotiate and execute employment agreements with key officers and or employees in the normal course of business.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: ___ shares (__ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:
N/A

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 500,000 shares.
Up to 500,000 shares of common stock is subject to issuance under a Stock Incentive Plan that has been approved by the Board of Directors and shareholders.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.
N/A

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:
N/A

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.
N/A

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering,indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.
The Company revoked its election to be treated as a Small Business Corporation for federal income tax purposes under §1362(a) of the Internal Revenue Code effective 7/31/2004. It is not anticipated that any significant tax benefits will be available to investors in this offering

Name of Tax Advisor: N/A
____
Address: ____
Telephone No. ( )____ - ____________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.
N/A

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

Balance Sheet	Dec 31, '03
ASSETS	
Current Assets	
Checking/Savings	
General Account	1,910.60
General Acct Saving	6,509.61
Payroll Account	9.00
Tax Account	11.00
Total Checking/Savings	8,440.21
Total Current Assets	8,440.21
TOTAL ASSETS	8,440.21
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CapitalOne Business Visa	223.42
CapitilOne Platinum Visa	67.08
Wells Fargo MasterCard	344.91
Total Credit Cards	635.41
Total Current Liabilities	635.41
Total Liabilities	635.41
Equity	
Capital Stock	102,377.17
Opening Bal Equity	6,327.09
Retained Earnings	-76,892.57
Net Income	-24,006.89
Total Equity	7,804.80
TOTAL LIABILITIES & EQUITY	**8,440.21**

INCOME Statement	Jan - Dec '03	Jan - Dec '02
Ordinary Income/Expense		
Expense		
Automobile Expense	1,080.29	1,936.38
Bank Service Charges	1,070.36	368.00
Contributions	45.00	0.00
Dues and Subscriptions	110.47	0.00
Insurance	1,139.00	657.00

Interest Expense	73.72	0.00
Licenses and Permits	745.00	420.00
Miscellaneous		
Books & Magazines	406.26	288.95
Miscellaneous - Other	1,397.45	0.00
Total Miscellaneous	1,803.71	288.95
Office Supplies		
Hardware	5,392.31	1,245.00
Software	1,494.72	790.05
Office Supplies - Other	1,513.53	1,265.51
Total Office Supplies	8,400.56	3,300.56
Postage and Delivery	259.37	7.05
Printing and Reproduction	153.32	0.00
Professional Fees		
Legal Fees	75.25	21.42
Total Professional Fees	75.25	21.42
Rent	3,094.00	3,254.00
Taxes		
State	0.00	800.00
Taxes - Other	878.61	139.60
Total Taxes	878.61	939.60
Telephone	3,108.30	2,209.99
Travel & Ent		
Entertainment	52.24	0.00
Meals	812.44	310.33
Travel	0.00	55.41
Total Travel & Ent	864.68	365.74
Utilities	1,114.86	615.64
Total Expense	24,016.50	14,384.33
Net Ordinary Income	-24,016.50	-14,384.33
Other Income/Expense		
Other Income		
Interest Income	9.61	0.00
Total Other Income	9.61	0.00
Other Expense		
Other Expenses	0.00	19.88
Total Other Expense	0.00	19.88
Net Other Income	9.61	-19.88
Net Income	**-24,006.89**	**-14,404.21**

Cash Flow Statement	Jan - Dec '03	Jan - Dec '02
OPERATING ACTIVITIES		
Net Income	-24,006.89	-14,404.21
Adjustments to reconcile Net Income to net cash provided by operations:		
CapitalOne Business Visa	3.85	219.57
CapitilOne Platinum Visa	-282.92	350.00
Wells Fargo MasterCard	344.91	
Net cash provided by Operating Activities	-23,941.05	-13,834.64
FINANCING ACTIVITIES		
Capital Stock	34,863.34	13,795.24
Opening Bal Equity	-2,782.91	
Net cash provided by Financing Activities	32,080.43	13,795.24
Net cash increase for period	8,139.38	-39.40
Cash at beginning of period	300.83	340.23
Cash at end of period	8,440.21	300.83

Statement of Shareholders' Equity

	Dec 31, '03	Dec 31, '02
Capital Stock	102,377.17	67,513.83
Opening Bal Equity	6,327.09	9,110.00
Retained Earnings	-76,892.57	-62,488.36
Net Income	-24,006.89	-14,404.21
Total Equity	7,804.80	-268.74

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.
Prior to this offering, the company was in the product development and planning stage and had not begun significant operations. Some of the proceeds from this offering will be use to begin revenue generating operations.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.
N/A

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: ______ %. What is the anticipated gross

margin for next year of operations? Approximately ______ %. I f this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.
N/A

50. Foreign sales as a percent of total sales for last fiscal year: ______ %. Domestic government sales as a percent of total domestic sales for last fiscal year: ______ %. Explain the nature of these sales, including any anticipated changes:
N/A

FINANCIAL STATEMENTS

Balance Sheet	Dec 31, '03
ASSETS	
Current Assets	
Checking/Savings	
General Account	1,910.60
General Acct Saving	6,509.61
Payroll Account	9.00
Tax Account	11.00
Total Checking/Savings	8,440.21
Total Current Assets	8,440.21
TOTAL ASSETS	**8,440.21**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
CapitalOne Business Visa	223.42
CapitilOne Platinum Visa	67.08
Wells Fargo MasterCard	344.91
Total Credit Cards	635.41
Total Current Liabilities	635.41
Total Liabilities	635.41
Equity	
Capital Stock	102,377.17
Opening Bal Equity	6,327.09
Retained Earnings	-76,892.57
Net Income	-24,006.89
Total Equity	7,804.80
TOTAL LIABILITIES & EQUITY	8,440.21

INCOME Statement	Jan - Dec '03	Jan - Dec '02
Ordinary Income/Expense		
Expense		
Automobile Expense	1,080.29	1,936.38
Bank Service Charges	1,070.36	368.00
Contributions	45.00	0.00
Dues and Subscriptions	110.47	0.00
Insurance	1,139.00	657.00
Interest Expense	73.72	0.00
Licenses and Permits	745.00	420.00
Miscellaneous		
Books & Magazines	406.26	288.95
Miscellaneous - Other	1,397.45	0.00
Total Miscellaneous	1,803.71	288.95
Office Supplies		
Hardware	5,392.31	1,245.00
Software	1,494.72	790.05
Office Supplies - Other	1,513.53	1,265.51
Total Office Supplies	8,400.56	3,300.56
Postage and Delivery	259.37	7.05
Printing and Reproduction	153.32	0.00
Professional Fees		
Legal Fees	75.25	21.42
Total Professional Fees	75.25	21.42
Rent	3,094.00	3,254.00
Taxes		
State	0.00	800.00
Taxes - Other	878.61	139.60
Total Taxes	878.61	939.60
Telephone	3,108.30	2,209.99
Travel & Ent		
Entertainment	52.24	0.00
Meals	812.44	310.33
Travel	0.00	55.41
Total Travel & Ent	864.68	365.74
Utilities	1,114.86	615.64
Total Expense	24,016.50	14,384.33
Net Ordinary Income	-24,016.50	-14,384.33
Other Income/Expense		
Other Income		
Interest Income	9.61	0.00
Total Other Income	9.61	0.00

Other Expense		
Other Expenses	0.00	19.88
Total Other Expense	0.00	19.88
Net Other Income	9.61	-19.88
Net Income	-24,006.89	-14,404.21

Cash Flow Statement	Jan - Dec '03	Jan - Dec '02
OPERATING ACTIVITIES		
Net Income	-24,006.89	-14,404.21
Adjustments to reconcile Net Income to net cash provided by operations:		
CapitalOne Business Visa	3.85	219.57
CapitilOne Platinum Visa	-282.92	350.00
Wells Fargo MasterCard	344.91	
Net cash provided by Operating Activities	-23,941.05	-13,834.64
FINANCING ACTIVITIES		
Capital Stock	34,863.34	13,795.24
Opening Bal Equity	-2,782.91	
Net cash provided by Financing Activities	32,080.43	13,795.24
Net cash increase for period	8,139.38	-39.40
Cash at beginning of period	300.83	340.23
Cash at end of period	8,440.21	300.83

Statement of Shareholders' Equity

	Dec 31, '03	Dec 31, '02
Capital Stock	102,377.17	67,513.83
Opening Bal Equity	6,327.09	9,110.00
Retained Earnings	-76,892.57	-62,488.36
Net Income	-24,006.89	-14,404.21
Total Equity	7,804.80	-268.74

PART III — EXHIBITS

Item 1. Index to Exhibits

Exhibit 2 American Motors Corporation Articles of Incorporation & By-laws
Exhibit 6(c) American Motors Corporation 2004 Stock Incentive Plan

ARTICLES OF INCORPORATION

OF

American Motors Corporation

As Amended

ONE:

The name of this corporation is **American Motors Corporation**

TWO:

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

THREE:

The name and address in this state of the corporation's initial agent for service of process is: Ronnie J. Simon, 190 Sierra Court B-11 #103, Palmdale, CA 93550.

FOUR:

The total number of shares of stock which the Corporation shall have authority to issue is 6,000,000, consisting of 5,000,000 shares of Common Stock, par value $0.02 per share (the "**Common Stock**"), and 1,000,000 shares of Preferred Stock, par value $0.001 per share (the "**Preferred Stock**").

(1) Dividend Rights.
Subject to the express terms of any outstanding series of Preferred Stock or Preference Stock, dividends may be paid in cash or otherwise upon the Common Stock out of the assets of the Corporation and may be declared and paid only to the extent of the assets of the Corporation legally available for the payment of dividends. Subject to the foregoing, the declaration and payment of dividends on the Common Stock, and the amount thereof, shall at all times be solely in the

discretion of the Board of Directors of the Corporation.

(2) Voting Rights. The holders of Common Stock shall be entitled to vote as a single class on all matters to be voted on by the stockholders of the Corporation. Each holder of Common Stock shall be entitled to one vote, in person or by proxy, for each share of Common Stock standing in his name on the stock transfer books of the Corporation.

(3) Preferred Stock.
The Board of Directors is hereby empowered to authorize by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of Preferred Stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by the California Corporations Code, as amended from time to time.

FIVE:

The number of Directors of the Corporation shall be fixed from time to time by the Bylaws and the number may be altered as therein provided. The number or minimum number of Directors shall not be less than three; provided, however, that so long as the corporation has only one shareholder, the number may be one. In case of any increase in the number of Directors, the additional Directors shall be elected as provided by the Bylaws, by the Directors, or by the stockholders at an annual or special meeting. In case of any vacancy in the Board of Directors, the remaining Directors, by affirmative vote of a majority thereof, may elect a successor to hold office for the unexpired portion of the term of the Director whose place is vacant and until his successor shall be duly elected and qualified.

(1) Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

(2) In furtherance, and not in limitation of the powers conferred by law, the Board of Directors are expressly authorized:

(a) To make, alter, amend and repeal the Bylaws of the Corporation.

(b) To remove at any time any officer elected or appointed by the Board of Directors but only by the affirmative vote of a majority of the whole Board of Directors. Any other officer or employee of the Corporation may be removed at any time by a vote of the Board of Directors, or by any committee or superior officer upon whom such power of removal may be conferred by the Bylaws or by the vote of the Board of Directors.

(c) To designate, by resolution passed by a majority of the whole Board, two or more of their number to constitute an executive committee, who, to the extent provided in said resolution or in the Bylaws of the Corporation, shall have and exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it. A majority of such committee shall constitute a quorum for the transaction of business.

(d) To designate any other standing committees by the affirmative vote of a majority of the whole Board, and such standing committees shall have and may exercise such powers as shall be conferred or authorized by the Bylaws, including the power to cause the seal of the Corporation to be affixed to any papers which may require it.

SIX:

(1) The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

(2) The corporation is authorized to indemnify the directors and officers of the corporation to the fullest extent permissible under California law.

(3) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by California Law. The right to Indemnification conferred in this ARTICLE 6 shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by California Law. The right to indemnification conferred in this ARTICLE 6 shall be a contract right.

(4) The Corporation may, by action of its Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by California Law.

(5) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation,

or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under provisions of Section 317 of the California Corporations Code.

(6) The rights and authority conferred in this ARTICLE 6 shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(7) Neither the amendment nor repeal of this ARTICLE 6, nor the adoption of any provision of this Certificate of Incorporation or the bylaws of the Corporation, nor, to the fullest extent permitted by California Law, any modification of law, shall eliminate or reduce the effect of this ARTICLE 6 in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.

The foregoing amended Articles of Incorporation have been duly approved by the required vote of shareholders in accordance with Section 902, California Corporations Code. The total number of outstanding shares of the corporation is 10,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

Dated: July 14, 2004

Ronnie J. Simon, President & Secretary

AMC

American Motors

American Motors Corporation

BYLAWS

As of June 30, 2004

ARTICLE I

OFFICES

SECTION 1. PRINCIPAL EXECUTIVE OFFICE

The location of the principal executive office of the corporation shall be fixed by the board of directors. It may be located at any place within or outside the state of California. The secretary of this corporation shall keep the original or a copy of these bylaws, as amended to date, at the principal executive office of the corporation if this office is located in California. If this office is located outside California, the bylaws shall be kept at the principal business office of the corporation within California. The officers of this corporation shall cause the corporation to file an annual statement with the Secretary of State of California as required by Section 1502 of the California Corporations Code specifying the street address of the corporation's principal executive office.

SECTION 2. OTHER OFFICES

The corporation may also have offices at such other places as the board of directors may from time to time designate, or as the business of the corporation may require.

ARTICLE II

SHAREHOLDERS' MEETINGS

SECTION 1. PLACE OF MEETINGS

All meetings of the shareholders shall be held at the principal executive office of the corporation or at such other place as may be determined by the board of directors.

SECTION 2. ANNUAL MEETINGS

The annual meeting of stockholders for the election of directors, ratification or rejection of the selection of auditors, and the transaction of such other business as may properly be brought before the meeting shall be held on the second Tuesday in July in each year, or on such other date and such place and time as the chairman of the board or the board of directors shall designate.

SECTION 3. SPECIAL MEETINGS

Special meetings of the shareholders may be called by the board of directors, the chairperson of the board of directors, the president, or by one or more shareholders holding at least 10 percent of the voting power of the corporation.

SECTION 4. NOTICES OF MEETINGS

Notices of meetings, annual or special, shall be given in writing to shareholders entitled to vote at the meeting by the chairman of the board and/or the secretary. Such notices shall be given either personally or by first-class mail or other means of written communication, addressed to the shareholder at the address of such shareholder appearing on the stock transfer books of the corporation or given by the shareholder to the corporation for the purpose of notice. Notice shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting. Such notice shall state the place, date, and hour of the meeting and (1) in the case of a special meeting, the general nature of the business to be transacted, and that no other business may be transacted, or (2) in the case of an annual meeting, those matters which the board at the time of the mailing of the notice, intends to present for action by the shareholders, but, subject to the provisions of Section 6 of this Article, any proper matter may be presented at the annual meeting for such action. The notice of any meeting at which directors are to be elected shall include the names of the nominees which, at the time of the notice, the board of directors intends to present for election. Notice of any adjourned meeting need not be given unless a meeting is adjourned for forty-five (45) days or more from the date set for the original meeting.

SECTION 5. WAIVER OF NOTICE

The transactions of any meeting of shareholders, however called and noticed, and wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present, whether in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote, not present in person or by proxy, signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers or consents shall be filed with the corporate records or made part of the minutes of the meeting. Neither the business to be transacted at the meeting, nor the purpose of any annual or special meeting of shareholders need be specified in any written waiver of notice, except as provided in Section 6 of this Article.

SECTION 6. SPECIAL NOTICE AND WAIVER OF NOTICE REQUIREMENTS

Except as provided below, any shareholder approval at a meeting, with respect to the following proposals, shall be valid only if the general nature of the proposal so approved was stated in the notice of meeting, or in any written waiver of notice:

a. Approval of a contract or other transaction between the corporation and one or more of its directors or between the corporation and any corporation, firm, or association in which one or more of the directors has a material financial interest, pursuant to Section 310 of the California Corporations Code;

b. Amendment of the Articles of Incorporation after any shares have been issued pursuant to Section 902 of the California Corporations Code;

c. Approval of the principal terms of a reorganization pursuant to Section 1201 of the California Corporations Code;
d. Election to voluntarily wind up and dissolve the corporation pursuant to Section 1900 of the California Corporations Code;
e. Approval of a plan of distribution of shares as part of the winding up of the corporation pursuant to Section 2007 of the California Corporations Code.
Approval of the above proposals at a meeting shall be valid with or without such notice, if it is by the unanimous approval of those entitled to vote at the meeting.

SECTION 7. ACTION WITHOUT MEETING

Any action that may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice if a consent, in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Unless the consents of all shareholders entitled to vote have been solicited in writing, notice of any shareholders' approval, with respect to any one of the following proposals, without a meeting, by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval:

a. Approval of a contract or other transaction between the corporation and one or more of its directors or another corporation, firm or association in which one or more of its directors has a material financial interest, pursuant to Section 310 of the California Corporations Code;
b. To indemnify an agent of the corporation pursuant to Section 317 of the California Corporations Code;
c. To approve the principal terms of a reorganization, pursuant to Section 1201 of the California Corporations Code; or
d. Approval of a plan of distribution as part of the winding up of the corporation pursuant to Section 2007 of the California Corporations Code.

Prompt notice shall be given of the taking of any other corporate action approved by shareholders without a meeting by less than a unanimous written consent to those shareholders entitled to vote who have not consented in writing.

Notwithstanding any of the foregoing provisions of this section, and except as provided in Article III, Section 4 of these bylaws, directors may not be elected by written consent except by the unanimous written consent of all shares entitled to vote for the election of directors.

A written consent may be revoked by a writing received by the corporation prior to the time that written consents of the number of shares required to authorize the proposed action have been filed with the secretary of the corporation, but may not be revoked thereafter. Such revocation is effective upon its receipt by the secretary of the corporation.

SECTION 8. QUORUM AND SHAREHOLDER ACTION

A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If a quorum is present, the affirmative vote of the majority of shareholders represented at the meeting and entitled to vote on any matter shall be the act of the shareholders, unless the vote of a greater number is required by law and except as provided in the following paragraphs of this section.

The shareholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum, if any action is approved by at least a majority of the shares required to constitute a quorum.

In the absence of a quorum, any meeting of shareholders may be adjourned from time to time by the vote of a majority of the shares represented either in person or by proxy, but no other business may be transacted except as provided in the foregoing provisions of this section.

SECTION 9. VOTING

Only shareholders of record on the record date fixed for voting purposes by the board of directors pursuant to Article VIII, Section 3 of these bylaws, or, if there be no such date fixed, on the record dates given below, shall be entitled to vote at a meeting.

If no record date is fixed:

a. The record date for determining shareholders entitled to notice of, or to vote, at a meeting of shareholders, shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

b. The record date for determining the shareholders entitled to give consent to corporate actions in writing without a meeting, when no prior action by the board is necessary, shall be the day on which the first written consent is given.

c. The record date for determining shareholders for any other purpose shall be at the close of business on the day on which the board adopts the resolution relating thereto, or the 60th day prior to the date of such other action, whichever is later.

Every shareholder entitled to vote shall be entitled to one vote for each share held, except as otherwise provided by law, by the Articles of Incorporation or by other provisions of these bylaws. Except with respect to elections of directors, any shareholder entitled to vote may vote part of his or her shares in favor of a proposal and refrain from voting the remaining shares or vote them against the proposal. If a shareholder fails to specify the number of shares he or she is affirmatively voting, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote.

At each election of directors, shareholders shall not be entitled to cumulate votes unless the candidates' names have been placed in nomination before the commencement of the voting and a shareholder has given notice at the meeting, and before the voting has begun, of his or her intention to cumulate votes. If any shareholder has given such notice, then all shareholders entitled to vote may cumulate their votes by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of his or her shares or by distributing such votes on the same principle among any number of candidates as he or she thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. Votes cast against a candidate or which are withheld shall have no effect. Upon the demand of any shareholder made before the voting begins, the election of directors shall be by ballot rather than by voice vote.

SECTION 10. PROXIES

Every person entitled to vote shares may authorize another person or persons to act by proxy with respect to such shares by filing a proxy with the secretary of the corporation. For purposes of these bylaws, a "proxy" means a written authorization signed or an electronic transmission authorized by a shareholder or the shareholder's attorney in fact giving another person or persons power to vote with respect to the shares of the shareholder. "Signed" for the purpose of these bylaws means the placing of the shareholder's name or other authorization on the proxy (whether by manual signature, typewriting, telegraphic, or electronic transmission or otherwise) by the shareholder or the shareholder's attorney in fact. A proxy may be transmitted by an oral telephonic transmission if it is submitted with information from which it may be determined that the proxy was authorized by the shareholder, or his or her attorney in fact.

A proxy shall not be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall continue in full force and effect until revoked by the person executing it prior to the vote pursuant thereto, except as otherwise provided in Section 705 of the California Corporations Code.

ARTICLE III

DIRECTORS

SECTION 1. POWERS

Subject to any limitations in the Articles of Incorporation and to the provisions of the California Corporations Code, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by, or under the direction of, the board of directors.

SECTION 2. NUMBER

The number of directors shall be determined from time to time by resolution of the board, but the total number of directors shall not be less than five or more than nine provided, however, that so long as the corporation has only one shareholder, the number may be one.

SECTION 3. ELECTION AND TENURE OF OFFICE

The directors shall be elected at the annual meeting of the shareholders and hold office until the next annual meeting and until their successors have been elected and qualified.

SECTION 4. VACANCIES

A vacancy on the board of directors shall exist in the case of death, resignation, or removal of any director or in case the authorized number of directors is increased, or in case the shareholders fail to elect the full authorized number of directors at any annual or special meeting of the shareholders at which any director is elected. The board of directors may declare vacant the office of a director who has been declared of unsound mind by an order of court or who has been convicted of a felony. Except for a vacancy created by the removal of a director, vacancies on the board of directors may be filled by approval of the board or, if the number of directors then in office is less than a quorum, by (1) the unanimous written consent of the directors then in office, (2) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice complying with this Article of these bylaws, or (3) a sole remaining director. Vacancies occurring on the board by reason of the removal of directors may be filled only by approval of the shareholders. Each director so elected shall hold office until the next annual meeting of the shareholders and until his or her successor has been elected and qualified.

The shareholders may elect a director at any time to fill a vacancy not filled by the directors. Any such election by written consent other than to fill a vacancy created by the removal of a director requires the consent of a majority of the outstanding shares entitled to vote.

Any director may resign effective upon giving written notice to the chairperson of the board of directors, the president, the secretary or to the board of directors unless the notice specifies a later time for the effectiveness of the resignation. If the resignation is effective at a later time, a successor may be elected to take office when the resignation becomes effective. Any reduction of the authorized number of directors does not remove any director prior to the expiration of such director's term in office.

SECTION 5. REMOVAL

Any or all of the directors may be removed without cause if the removal is approved by a majority of the outstanding shares entitled to vote, subject to the provisions of Section 303 of the California Corporations Code. Except as provided in Sections 302, 303 and 304 of the California Corporations Code, a director may not be removed prior to the expiration of the director's term of office.

The Superior Court of the proper county may, on the suit of shareholders holding at least 10 percent of the number of outstanding shares of any class, remove from office any director in case of fraudulent or dishonest acts or gross abuse of authority or discretion with reference to the corporation and may bar from re-election any director so removed for a period prescribed by the court. The corporation shall be made a party to such action.

SECTION 6. PLACE OF MEETINGS

Meetings of the board of directors shall be held at any place, within or without the State of California, which has been designated in the notice of the meeting or, if not stated in the notice or if there is no notice, at the principal executive office of the corporation or as may be designated from time to time by resolution of the board of directors. Meetings of the board may be held through use of conference telephone or similar communications equipment, as long as all directors participating in the meeting can hear one another.

SECTION 7. ANNUAL, REGULAR AND SPECIAL DIRECTORS' MEETINGS

An annual meeting of the board of directors shall be held without notice immediately after and at the same place as the annual meeting of the shareholders. Other regular meetings of the board of directors shall be held at such times and places as may be fixed from time to time by the board of directors. Call and notice of these regular meetings shall not be required.

Special meetings of the board of directors may be called by the chairperson of the board, the president, vice president, secretary, or any two directors. Special meetings of the board of directors shall be held upon four (4) days' notice by mail, or forty-eight (48) hours' notice delivered personally or by telephone or telegraph. A notice or waiver of notice need not specify the purpose of any special meeting of the board of directors.

If any meeting is adjourned for more than 24 hours, notice of the adjournment to another time or place shall be given before the time of the resumed meeting to all directors who were not present at the time of adjournment of the original meeting.

SECTION 8. QUORUM AND BOARD ACTION

A quorum for all meetings of the board of directors shall consist of a majority of the directors then in office until changed by amendment to this article of these bylaws. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present is the act of the board, subject to the provisions of Section 310 (relating to the approval of contracts and transactions in which a director has a material financial interest); the provisions of Section 311 (designation of committees); and Section 317(e) (indemnification of directors) of the California Corporations Code. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for such meeting.

A majority of the directors present at a meeting may adjourn any meeting to another time and place, whether or not a quorum is present at the meeting.

SECTION 9. CONDUCT OF MEETING.

The board of directors shall annually elect one of its members to be chairman of the board and shall fill any vacancy in the position of chairman of the board at such time and in such manner as the board shall determine. The chairman of the board may but need not be an officer of or employed in an executive or any other capacity by the corporation.

The chairman of the board shall preside at meetings of the board and lead the board in fulfilling its responsibilities.

In the absence of the chairman of the board, a member of the board selected by the members present, shall preside at meetings of the board. The secretary of the corporation shall act as secretary of the meetings of the board, but in his absence the presiding officer may appoint a secretary for the meeting.

SECTION 10. WAIVER OF NOTICE

The transactions of any meeting of the board, however called and noticed or wherever held, are as valid as though undertaken at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding the meeting, or an approval of the minutes thereof. All such waivers, consents, and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Waivers of notice or consents need not specify the purpose of the meeting.

SECTION 11. ACTION WITHOUT MEETING

Any action required or permitted to be taken by the board may be taken without a meeting, if all members of the board shall individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the minutes of the proceedings of the board. Such action by written consent shall have the same force and effect as a unanimous vote of the directors.

SECTION 12. COMPENSATION

No salary shall be paid directors, as such, for their services but, by resolution, the board of directors may allow a reasonable fixed sum and expenses to be paid for attendance at regular or special meetings. Nothing contained herein shall prevent a director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attendance at meetings.

ARTICLE IV

OFFICERS

SECTION 1. OFFICERS

The board of directors shall elect such officers of the Corporation with the titles and duties that it designates, provided that the Corporation shall have at least a chairman of the board or a president or both, a secretary, and a treasurer at any time. There may be a chief executive officer, a president, one or more chairmen of the Corporation, one or more executive vice presidents, one or more vice presidents, a chief financial officer. a secretary, a treasurer, and a general counsel officer. The officers, other than the chief executive officer and the president, shall each have the powers, authority, and responsibilities of those officers provided by the bylaws or as the board or the chief executive officer may determine. One person may hold any number of offices. Elected officers shall hold their offices at the pleasure of the board or until their earlier resignation.

SECTION 2. ELECTION

All officers of the corporation shall be chosen by, and serve at the pleasure of, the board of directors.

SECTION 3. RESIGNATION; REMOVAL; SUSPENSION; VACANCIES

Any officer may resign at any time by giving written notice to the chief executive officer or the secretary. Unless stated in the notice of resignation, the acceptance thereof shall not be necessary to make it effective. It shall take effect at the time specified therein or, in the absence of such specification, it shall take effect upon the receipt thereof.

Any officer elected by the board of directors may be suspended or removed at any time by the affirmative vote of a majority of the board. Any subordinate officer of the Corporation appointed by the board, a committee of the board, or the chief executive officer may be suspended or removed at any time by a majority vote of a quorum of the board, the committee that appointed such subordinate officer, the chief executive officer, or any other officer to whom such subordinate

officer reports.
Subject to any contractual limitations, the chief executive officer may suspend the powers, authority, responsibilities and compensation of any employee, including any elected officer or appointed subordinate officer, for a period of time sufficient to permit the board or the appropriate committee of the board a reasonable opportunity to consider and act upon a resolution relating to the reinstatement, further suspension, or removal of such person.
As appropriate, the board, a committee of the board, and/or the chief executive officer may fill any vacancy created by the resignation, death, retirement, or removal of an officer in the same manner as provided for the election or appointment of such person.

SECTION 4. CHIEF EXECUTIVE OFFICER.

The chief executive officer shall have the general executive responsibility for the conduct of the business and affairs of the Corporation. He shall exercise such other powers, authority, and responsibilities as the board of directors may determine.
In the absence of or during the physical disability of the chief executive officer, the board may designate an officer who shall have and exercise the powers, authority, and responsibilities of the chief executive officer.

SECTION 5. PRESIDENT

The president shall have and exercise such powers, authority and responsibilities as the board of directors may determine.

SECTION 6. CHIEF FINANCIAL OFFICER

The chief financial officer shall be the principal financial officer of the Corporation. He shall render such accounts and reports as may be required by the board of directors or any committee of the board. The financial records, books and accounts of the Corporation shall be maintained subject to his direct or indirect supervision.

SECTION 7. TREASURER.

The treasurer shall have direct or indirect custody of all funds and securities of the Corporation and shall perform all acts incident to the position of treasurer.

SECTION 8. SECRETARY.

The secretary shall keep the minutes of all meetings of stockholders and directors and shall give all required notices and have charge of such books and papers as the board of directors may require. He shall submit such reports to the board or to any committee as the board or such committee may request. Any action or duty required to be performed by the secretary may be performed by an assistant secretary.

SECTION 9. GENERAL COUNSEL.

The general counsel shall be the chief legal officer of the Corporation and shall have general control of all matters of legal import concerning the Corporation.

SECTION 10. COMPENSATION

The officers of this corporation shall receive such compensation for their services as may be fixed by resolution of the board of directors.

ARTICLE V

EXECUTIVE COMMITTEES

SECTION 1

The board may, by resolution adopted by a majority of the authorized number of directors, designate one or more committees, each consisting of two or more directors, to serve at the pleasure of the board. Any such committee, to the extent provided in the resolution of the board, shall have all the authority of the board, except with respect to:

a. The approval of any action for which the approval of the shareholders or approval of the outstanding shares is also required.
b. The filling of vacancies on the board or in any committee.
c. The fixing of compensation of the directors for serving on the board or on any committee.
d. The amendment or repeal of bylaws or the adoption of new bylaws.
e. The amendment or repeal of any resolution of the board which by its express terms is not so amendable or repealable.
f. A distribution to the shareholders of the corporation, except at a rate or in a periodic amount or within a price range determined by the board.
g. The appointment of other committees of the board or the members thereof.

ARTICLE VI

CORPORATE RECORDS AND REPORTS

SECTION 1. INSPECTION BY SHAREHOLDERS

The share register shall be open to inspection and copying by any shareholder or holder of a voting trust certificate at any time during usual business hours upon written demand on the corporation, for a purpose reasonably related to such holder's interest as a shareholder or holder of a voting trust certificate. Such inspection and copying under this section may be made in person or by agent or attorney.

The accounting books and records of the corporation and the minutes of proceedings of the shareholders and the board and committees of the board shall be open to inspection upon the written demand of the corporation by any shareholder or holder of a voting trust certificate at any reasonable time during usual business hours, for any proper purpose reasonably related to such holder's interests as a shareholder or as the holder of such voting trust certificate. Such inspection by a shareholder or holder of voting trust certificate may be made in person or by agent or attorney, and the right of inspection includes the right to copy and make extracts.
Shareholders shall also have the right to inspect the original or copy of these bylaws, as amended to date and kept at the corporation's principal executive office, at all reasonable times during business hours.

SECTION 2. INSPECTION BY DIRECTORS

Every director shall have the absolute right at any reasonable time to inspect and copy all books, records, and documents of every kind and to inspect the physical properties of the corporation, domestic or foreign. Such inspection by a director may be made in person or by agent or attorney. The right of inspection includes the right to copy and make extracts.

SECTION 3. RIGHT TO INSPECT WRITTEN RECORDS

If any record subject to inspection pursuant to this chapter is not maintained in written form, a request for inspection is not complied with unless and until the corporation at its expense makes such record available in written form.

SECTION 4. WAIVER OF ANNUAL REPORT

The annual report to shareholders, described in Section 1501 of the California Corporations Code is hereby expressly waived, as long as this corporation has less than 100 holders of record of its shares. This waiver shall be subject to any provision of law, including Section 1501(c) of the California Corporations Code, allowing shareholders to request the corporation to furnish financial statements.

SECTION 5. CONTRACTS, ETC.

The board of directors, except as otherwise provided in the bylaws, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the board of directors, no officer, agent, or employee shall have any power or authority to bind the corporation by any contract, or to pledge its credit, or to render it liable for any purpose or to any amount.

ARTICLE VII

INDEMNIFICATION AND INSURANCE OF CORPORATE AGENTS

SECTION 1. INDEMNIFICATION

The directors and officers of the corporation shall be indemnified by the corporation to the fullest extent not prohibited by the California Corporations Code.

SECTION 2. INSURANCE

The corporation shall have the power to purchase and maintain insurance on behalf of any agent (as defined in Section 317 of the California Corporations Code) against any liability asserted against or incurred by the agent in such capacity or arising out of the agent's status as such, whether or not the corporation would have the power to indemnify the agent against such liability under the provisions of Section 317 of the California Corporations Code.

ARTICLE VIII

SHARES

SECTION 1. CERTIFICATES

The corporation shall issue certificates for its shares when fully paid. Certificates of stock shall be issued in numerical order, and shall state the name of the recordholder of the shares represented thereby; the number, designation, if any, and the class or series of shares represented thereby; and contain any statement or summary required by any applicable provision of the California Corporations Code. Every certificate for shares shall be signed in the name of the corporation by 1) the chairperson or vice chairperson of the board or the president or a vice president and 2) by the treasurer or the secretary or an assistant secretary.

SECTION 2. TRANSFER OF SHARES

Upon surrender to the secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, it shall be the duty of the secretary of the corporation to issue a new certificate to the person entitled thereto, to cancel the old certificate, and to record the transaction upon the share register of the corporation.

SECTION 3. RECORD DATE

The board of directors may fix a time in the future as a record date for the determination of the shareholders entitled to notice of and to vote at any meeting of shareholders or entitled to receive payment of any dividend or distribution, or any allotment of rights, or to exercise rights in respect to any other lawful action. The record date so fixed shall not be more than sixty (60) days nor less than ten (10) days prior to the date of the meeting nor more than sixty (60) days prior to any other action. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution, or allotment of rights, or to exercise the rights as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date.

ARTICLE IX

AMENDMENT OF BYLAWS

SECTION 1. BY DIRECTORS OR SHAREHOLDERS

The board of directors shall have power to adopt, amend, or repeal the bylaws at any regular or special meeting of the board. The stockholders shall also have power to adopt, amend, or repeal the bylaws at any annual or special meeting, subject to compliance with the meeting notice provisions.

CERTIFICATE

This is to certify that the foregoing is a true and correct copy of the Bylaws of the corporation named in the title thereto and that such Bylaws were duly adopted by the board of directors of the corporation on the date set forth below.

Dated: 7/14/2004

[signature], Secretary

American Motors Corporation 2004 Stock Incentive Plan

1. PURPOSE: The purposes of the American Motors Corporation Stock Incentive Plan (this "Plan") are to promote the interests of American Motors Corporation, a California company (together with its successors and assigns, the "Company") and its stockholders by (i) attracting and retaining exceptional executive personnel, employees, directors, and consultants of the Company and its Affiliates (as defined below); (ii) motivating employees, consultants and directors by means of performance related incentives to achieve long range performance goals; and (iii) enabling employees, consultants and directors to participate in the long term growth and financial success of the Company.

2. DEFINITIONS: As used in the Plan, the following terms shall have the meanings set forth below:

"**Affiliate** " means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

"**Award**" means any Option or other stock-based award granted hereunder.

"**Award Agreement**" means any written agreement, contract, other instrument or document evidencing any Award.

"**Board** " means the Board of Directors of the Company.

"**Cause** " means, unless otherwise defined in any Employment Agreement or Award Agreement:

(i) a Participant's willful and continued failure substantially to perform his or her duties (other than as a result of total or partial incapacity due to physical or mental illness);

(ii) a Participant 's gross negligence or willful malfeasance in the performance of his or her duties;

(iii) a Participant's commission of an act constituting fraud, embezzlement or any other act constituting a felony;

(iv) a Participant being repeatedly under the influence of illegal drugs or alcohol while performing his or her duties;

(v) a Participant's unauthorized use or disclosure of any confidential information or trade secrets of the Company or any of its Affiliates; or

(vi) any other act or omission which is materially injurious to the financial condition or business reputation of the Company or any of its Affiliates as determined in the reasonable discretion of the Company, including a Participant's breach of the provisions of any non -solicitation covenant in favor of the Company or its Affiliates binding upon such Participant.

"**Change of Control** " means the occurrence of one of the following events:

(i) the consummation of a merger or consolidation of the Company with or into any other entity pursuant to which the stockholders of the Company immediately prior to such

merger or consolidation hold less than 50% of the voting power of the surviving entity;
(ii) the sale or other disposition of all or substantially all of the Company's assets; or (iii) any acquisition by any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act and other than the direct and indirect stockholders of the Company immediately after the Effective Date) of the beneficial ownership of 50% or more of the voting power of the Company 's equity securities in a single transaction or series of related transactions, other than in an underwritten public offering of the securities of the Company; provided , however , that a transaction shall not constitute a Change of Control if its sole purpose is to change the state of the Company 's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transaction.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

"**Committee**" means a committee of one or more members of the Board designated by the Board to administer the Plan. Until otherwise determined by the Board, the full Board shall be the Committee under the Plan.

"**Consultant**" means any natural person, including an advisor, engaged by the Company or an Affiliate to render bona fide consulting or advisory services.

"**Director**" means a member of the Board.

"**Disability**" shall mean "permanent and total disability " as defined in Section 22(e)(3) of the Code.

"**Employee**" means an employee of the Company or any of its Affiliates.

"**Employment Agreement**" means an employment agreement entered into between a Participant and the Company or any of its Affiliates.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"Exercise Price" means the purchase price of the Option as set forth in the Award Agreement. **"Fair Market Value**" means, with respect to a Share as of any date of determination, the reported closing selling price of a share of such class of common stock on such exchange or market as is the principal trading market for such class of common stock on the date in question, as such price is published in *The Wall Street Journal* . If there is no closing selling price for the common stock on the date in question, the Fair Market Value shall be the closing selling price on the last preceding date for which such quotation exists. If such class of common stock is not listed on an exchange or principal trading market on such date, the fair market value of a Share shall be determined by the Committee in good faith taking into account such factors as the Committee shall in its sole discretion deem relevant or appropriate.

"**Incentive Stock Option**" means a right to purchase Shares from the Company that is granted under Section 6 of the Plan and that is intended to meet the requirements of Section 422 of
the Code or any successor provision thereto.
"**Non-Qualified Stock Option**" means a right to purchase Shares from the Company that is granted under Section 6 of the Plan and that is not intended to be an Incentive Stock Option.
"**Option**" means an Incentive Stock Option or a Non -Qualified Stock Option.
"**Participant**" means a Person granted an Award under the Plan (and to the extent applicable, any heirs or legal representatives thereof).
"**Person**" means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization, government or political
subdivision thereof or other entity.
"**SEC**" means the Securities and Exchange Commission or any successor thereto.
"**Securities Act**" means the Securities Act of 1933, as amended.
"**Shares**" means shares of common stock of the Company or such other securities as may be designated by the Committee from time to time.

3. ADMINISTRATION: The Plan shall be administered by a committee appointed by the Corporation's Board of Directors (the "Committee"). The Committee shall consists of not less than three (3) members who shall be appointed by, and serve at the pleasure of, the Corporation's Board of Directors. The Board of Directors may from time to time remove members from, or add members to, the Committee. Vacancies on the Committee, however caused, shall be filled only by the Board of Directors. The Committee shall select one of its members as Chairman, and shall hold meetings at such times and places as it may determine. Acts by a majority of the Committee in a meeting at which a quorum is present and acts approved in writing by a majority of the members of the Committee shall be the valid acts of the Committee. No member of the Committee shall vote on any matter concerning his or her own participation in the Plan, except that the Board of Directors as a whole may act on options granted to directors.

The Committee shall be authorized to grant options under the Plan to such directors, officers, employees of and other persons rendering service to the Corporation or any parent or subsidiary corporation of the Corporation, as defined for purposes of Internal Revenue Code Section 422A ("Parent or Subsidiary"), at such times and in such amounts as it may decide.

The interpretation and construction by the Committee of any provisions of the Plan or of any option granted under it shall be final unless otherwise determined by the Board of Directors. No member of the Committee or Board of Directors shall be liable for any action or determination made in good faith with respect to the Plan or any option granted under it.

4. ELIGIBILITY

4.1 General: Any Employee, Consultant or Director shall be eligible to be selected by the Committee to receive an Award under the Plan. The selection of options recipients shall be within the sole and absolute discretion of the Committee, or the Board of Directors.

4.2 Incentive Stock Options: Only Employees shall be eligible for the grant of Incentive Stock Options.

4.2 Termination of Eligibility: Any option granted hereunder shall expire if, for any reason other than his or her death, the optionee (i) ceases to be employed by the Corporation or a Parent or Subsidiary thereof; (ii) is no longer a member of the Corporation's Board of Directors; or (iii) no longer performs services for the Corporation as an independent contractor. The expiration will take effect at the earliest of the following times: four (4) months from the date of the occurrence causing termination of eligibility (twelve (12) months if the optionee's eligibility ceases because of his or her disability), or upon the date the option expires by its terms. During such four-month period, the option may be exercised in accordance with its terms, but only in respect of the number of shares for which the right to exercise has accrued on the date of termination of employment, or status as a director or independent contractor. The Committee shall decide whether an authorized leave of absence or absence for military or governmental service, or absence for any other reason, shall constitute termination of eligibility for purposes of this Section. This determination shall be subject to review by the Board of Directors.

4.3 Death of Optionee and Transfer of Option: If the optionee dies while eligible to participate in the Plan, or within four (4) months after the termination of his or her eligibility, and shall not have fully exercised the option, the option may be exercised at any time within twelve (12) months after the optionee's death by the optionee's executors or administrators or by any person or persons who acquired the option directly from the optionee by bequest or inheritance. However, no option shall be exercisable after it expires; and options may be exercised only to the extent that the optionee's right to exercise the option had accrued at the time of his or her death and had not been previously exercised.

No option shall be transferable by the optionee otherwise than by will or the laws of intestate succession.

5. IDENTIFICATION OF STOCK: The stock subject to the options shall be shares of the Corporation's authorized but unissued or acquired or reacquired Common Stock (the "Stock"). The aggregate number of shares subject to outstanding options shall not exceed 500,000 shares of Stock (subject to adjustment as provided in Section 6.6). If any option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased shares subject thereto shall again be available for purposes of this Plan.

6. TERMS AND CONDITIONS OF OPTIONS: Any option granted pursuant to the Plan shall be evidenced by an agreement in such form as the Committee shall from time to time determine, which agreement shall comply with and be subject to the following terms and conditions:

6.1 *Grants:* The Committee is authorized to grant Options to Participants with the terms and conditions set forth in this Section 6 and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Committee shall determine.

6.2 *Type of Option:* The Committee shall have the authority to grant Incentive Stock Options, Non -Qualified Stock Options or both. In the case of Incentive Stock Options, the terms and conditions of such grants shall be subject to and comply with the provisions of Section 422 of the Code, as from time to time amended, or any successor provision thereto, and any regulations implementing such statute.

6.3 Number of Shares: Each option shall state the number of shares to which it pertains.

6.4 Option Exercise Price: Each option shall state the option price, which shall be not less than 100% of the fair market value of the Stock subject to the option on the date of granting the option, unless otherwise determined at the Committee's discretion.

6.5 Method of Exercise: An option shall be exercised by written notice to the Corporation stating the number of shares with respect to which the option is being exercised and designating a time for the delivery thereof, which shall be at least fifteen (15) days after notice is given unless an earlier date was mutually agreed upon. At the time specified in the notice, the Corporation shall deliver to the optionee at the Corporation's principal office, or other appropriate place the Committee determines, a certificate(s) for such shares of previously authorized but unissued shares or acquired or reacquired shares of Stock as the Corporation may elect. Notwithstanding the foregoing, the Corporation may postpone delivery of any certificate(s) after notice of exercise for any reasonable period required to comply with any applicable listing requirements of any national or other securities exchange. In the event an option shall be exercisable by any person other than the optionee, the required notice under this section shall be accompanied by appropriate proof of such person's right to exercise the option.

6.6 Medium and Time Payment: The option price shall be payable in full upon the exercise of the option by certified or bank cashier's check, the promissory note of the optionee, or any equivalent form of payment acceptable to the Corporation.

6.7 Term of Option: The term of an option granted hereunder shall be determined by the Committee at the time of grant, but shall not exceed ten (10) years from the day of the grant. In no event shall any option be exercisable after the expiration of its term.

6.8 Adjustments Upon Changes In Capitalization: Subject to any required shareholder action, the number of shares of stock covered by each outstanding option and the price per share in each such option shall be proportionately adjusted for any increase or decrease in the number of issued shares of Stock of the Corporation resulting from: (i) a subdivision or consolidation of shares; (ii) the payment of a stock dividend (but only on the Stock); (iii) any other increase or decrease in the number of such shares effected without receipt of consideration by the Corporation; (iv) or, as to Stock issued other than pursuant to a stock option granted to a director, officer, employee of a person rendering services as an independent contractor to the Corporation or any Parent or Subsidiary, any increase or decrease in the number of shares made for per share consideration less than the option price of such option. Any fraction of a share subject to option that would otherwise result from an adjustment pursuant to this subparagraph shall be rounded downward to the next full number of shares without other compensation or consideration to the holder of the option.

Subject to any required shareholder action, if the Corporation shall be the surviving corporation in any merger or consolidation, each outstanding option shall pertain and apply to the securities to which a holder of the number of shares of Stock subject to the option would have been entitled. The Corporation's Board of Directors may grant each optionee the right to exercise his or her option in whole or in part immediately prior to the Corporation's dissolution or liquidation, or merger or consolidation in which the corporation is not the surviving corporation. If the Corporation is consolidated with or merged into any other corporation, or if the Corporation sells or transfers all or substantially all of its assets, or if any other similar event affecting shares of Stock of the Corporation should occur, and if the exercisability of the options is not accelerated by the Board of Directors and the acquiring Corporation assumes the Corporation's obligations under the options granted under this Plan, then each optionee shall be entitled thereafter to purchase shares of stock and other securities and property in the kind and amount, and at the price, which the optionee would have been entitled had his or her option been exercised prior to such event. The Corporation shall make lawful provision therefore as part of any such transaction.

To the extent that the foregoing adjustments relate to stock or securities of the Corporation, they shall be made by the Committee, whose determinations shall be final, binding and conclusive.

The grant of an option pursuant to the Plan shall not affect in any way the Corporation's right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or any part of its business or assets.

Whenever the Corporation takes any action resulting in any adjustment provided for in this Section 5.6, the Corporation shall forthwith deliver notice of the action to optionee. The notice shall set forth the number of shares subject to this Option and the purchase price thereof resulting from the adjustment.

6.9 Rights as a Shareholder: An optionee or a transferee of an option shall have no rights as a shareholder with respect to any shares underlying his or her option until the date the optionee is issued a certificate for such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock certificate is issued, except as provided in Section 5.6 above.

6.8 Modification, Extension and Renewal of Options: Subject to the terms and conditions and within the limitations of the Plan, the Committee may modify, extend or renew outstanding options granted under the Plan, or accept the surrender of outstanding options (to the extent not theretofore exercised) and authorize the granting of new options in substitution therefore (to the extent not theretofore exercised).

6.10 Other Provisions: The option agreements authorized under the Plan shall contain such other provisions, including without limitation, restrictions upon the exercise of the option, as the Committee and the Board of Directors of the Corporation shall deem advisable. Thus, for example, the Committee and the Board of Directors may require that all or any portion of an option granted hereunder not be exercisable until a specified period of time has passed or some other event has occurred.

7. TERM OF PLAN: Options may be granted pursuant to the Plan from time to time within a period of ten (10) years from the date the Plan is adopted by the Corporation's Board of Directors or is approved by the Corporation's shareholders, whichever occurs earlier. Termination of the Plan shall not affect any option previously granted.

8. AMENDMENT OF THE PLAN: To the extent permitted by law and subject to any required approval by the Corporation's shareholders, the Board of Directors may suspend or discontinue the Plan or revise or amend it in any way with respect to any shares not subject to options at that time.

9. APPLICATION OF FUNDS: The proceeds received by the Corporation from the sale of Stock pursuant to options my be used for general corporate purposes.

10. NO OBLIGATION TO EXERCISE OPTION: The granting of an option shall impose no obligation upon the optionee to exercise such option.

11. APPROVAL OF STOCKHOLDERS: The Plan shall not take effect until approved by the holders of a majority of the outstanding shares of Common Stock of the Corporation and by the Board of Directors or its Executive Committee.

12. SECURITIES LAWS COMPLIANCE: Notwithstanding anything contained herein, the Corporation shall not be obligated to grant any option under this Plan, or to sell or issue any share pursuant to any option agreement executed pursuant to the Plan, unless the grant or sale is effectively registered or exempt from registration under the Securities Act of 1933, as amended, and is qualified or exempt from qualification under the California Corporate Securities Law of 1968, as amended.

As adopted by the Board of Directors on 7/12/2004

American Motors Corporation,
a California corporation
BY: [signature]
Ronnie J. Simon, President